COOPERS & LYBRAND
a professional services firm




Consent of Independent Accountants

We consent to application of our report dated March 26, 1996, included in the annual report on the Form 10-KSB of Medcross, Inc. and subsidiaries for the year ended December 31, 1995 to the amended consolidated statements of operations for the years ended December 31, 1995 and 1994 amended Note 5 - acquisition of assets, amended Note 8 - Long-term debt, amended Note 10 - Commitments and Contingencies, amended Note 14 - Subsequent events, amended Exhibit 11 of the Statement Regarding Computation of Earning per Common Share for the years ended December 31, 1995 and 1994 and amended Exhibit 27 Financial Data Schedule for the year ended December 31, 1995 which are included in this amendment on Form 10-KSB/A#1.


   /s/Cooper & Lybrand


Tampa Florida
June 21, 1996